

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 13, 2014

Sean Graber
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

      Re: Winton Series Trust ("Winton")
         File Nos. 811-23004

Dear Mr. Graber:

      On October 10, 2014, Winton filed a registration statement on N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("ICA") for the registration of the Winton Global Equity Portfolio ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategies (page 2)

1. The third paragraph states that "[*t*]*he Adviser uses an automated computer-based investment system that is developed by its research team in accordance with a quantitative investment process based on the statistical analysis of past data. The investment system is implemented with particular investment constraints to create different investment programs....*" Disclose in plain English what is meant by "*quantitative investment process based on the statistical analysis of past data*" and "*particular investment constraints.*"

2. The third paragraph states that "[*t*]*he Program constructs a portfolio by forecasting the returns of each security in the universe using a variety of data-based signals (for instance using price or company account data) and selecting those calculated as likely to have above-average returns.*" Clarify what "*universe*" of securities is referenced in the statement above. Revise the phrases "*forecasting the returns of each security*" and "*calculated as likely to have above-average returns*" as they appears promissory of future performance.

3. The third paragraph further states that "[*t*]*he Adviser takes into consideration transaction costs in its forecasting models to seek to trade in a cost efficient manner that encourages limited turnover and prioritizes trades with the greatest expected overall benefit to the*

portfolio." Explain how this statement is consistent with the "*Portfolio Turnover Risk*" disclosure that "[*t*]he *Fund may buy and sell securities frequently. This may result in higher transaction costs and additional capital gains tax liabilities."*

4. The fourth paragraph states *"[t]he investment system (from which the Program is derived) is modified over time as the Adviser monitors its operation and undertakes further research. Changes to the investment system occur as a result of, amongst other things, the discovery of new relationships, changes in market liquidity, the availability of new data or the reinterpretation of existing data."* Explain in plain English what is meant by "*the discovery of new relationships*." Describe what "*new data or reinterpretation of existing data*" would modify the investment system.

Investment Adviser and Portfolio Managers (p. 9)

5. The second paragraph states that "*Winton Capital Group Limited and its affiliated companies (together, "Winton") operate as an investment management business that employs a professional research team to perform scientific analysis on historic data related to financial markets in an attempt to identify profitable investment opportunities for its clients.*" Describe what is meant by "*scientific analysis*."

Related performance (p. 10)

6. The first paragraph states that "[*t*]*he Fund's portfolio managers also hold the same positions with Winton Capital Management Limited, an affiliated company of the Adviser, and in such capacity serve as the portfolio managers of three other accounts that are managed pursuant to investment objectives, policies and strategies that are substantially similar to those of the Fund (the "Comparable Accounts").* Confirm whether the portfolio managers were primarily responsible for the Comparable Accounts, whether each portfolio manager managed each Comparable Account, whether there were any other portfolio managers primarily responsible for the Comparable Accounts, and whether the portfolio managers will be the only individuals primarily responsible for managing the Fund. Explain how the inclusion of the related performance presentation is consistent with staff guidance (*e.g.*, *Nicholas-Applegate Mutual Funds* no-action letter (pub. avail. Aug. 6, 1996) or *Bramwell Growth Fund* (available August 7, 1996)) with respect to the presentation of related performance. In addition, please confirm to the staff that the performance does not exclude any substantially similar accounts managed by the portfolio managers.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility   for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel